Exhibit 99.1

Howard Bancorp, Inc. Announces Results for Second Quarter of 2015

ELLICOTT CITY, Md.--(BUSINESS WIRE)--July 17, 2015--Howard Bancorp, Inc. (Nasdaq: HBMD), the parent company of Howard Bank (the “Bank”), today reported its financial results for the three month and six month periods ended June 30, 2015.

Highlights for the three and six month periods ended June 30, 2015 were as follows:

  On June 2, 2015 Howard Bancorp successfully closed its private placement with a number of highly regarded institutional bank investors, including, locally based T. Rowe Price. This placement resulted in the issuance of 2,173,913 shares, which increased capital via gross proceeds of $25 million.
  On March 2, 2015, Howard Bancorp entered into a Merger Agreement with Patapsco Bancorp, Inc., and we expect the merger to close on or about August 28, 2015. The merger is subject to stockholder approvals at stockholder meetings scheduled to be held on July 22, 2015. Howard has received all required regulatory approvals in connection with the merger.
  Net income available to common shareholders increased to $1.38 million for the first half of 2015, compared to $0.94 million in the first six months of 2014, representing an increase of $438 thousand or 47%. Earnings per common share (EPS) for the first half of 2015 were $0.31 compared to $0.23 for the same six month period in 2014. Net income for the first half of 2015 included non-recurring expenses of $1.1 million related to the pending Patapsco acquisition and the continued integration of the NBRS Financial Bank (“NBRS”) transaction which closed in the fourth quarter of 2014. These non-recurring expenses, net of tax, negatively impacted reported earnings per share by approximately $0.14 for the first six months of 2015. EPS was also negatively impacted in the first half of 2015 by a ten percent increase in the average number of shares outstanding compared to the same period in 2014, due to the recent private placement.
  Net income available to common shareholders for the quarter ended June 30, 2015 was $760 thousand or $0.16 per share compared to $705 thousand or $0.17 per share a year earlier. Net income for the second quarter of 2015 included non-recurring expenses of $650 thousand related to the pending Patapsco acquisition and the systems integration of NBRS, which, net of tax, negatively impacted reported earnings per share by $0.08. Average shares outstanding increased from 4.1 million shares in the second quarter of 2014 to 4.9 million shares for the quarter ended June 30, 2015, resulting in a $.03 impact on EPS for the second quarter of 2015.
  Total assets grew to $747 million at June 30, 2015, representing growth of nearly $213 million or 40% over assets of $534 million at June 30, 2014. $92 million or 43% of the growth is attributable to the NBRS transaction and $121 million or 57% is attributable to organic growth.
  Total loans held in our portfolio increased by nearly $150 million or 34%, from $433 million to $583 million, when comparing June 30, 2015 to June 30, 2014. $85 million or 57% of this growth is attributable to the NBRS transaction and $65 million or 43% from organic growth.
  Total loans held for sale, which are derived from our mortgage banking group, were nearly $66 million at June 30, 2015, compared to only $29 million at June 30, 2014. Mortgage origination volumes continue to increase, with over $60 million in originations just in the month of June 2015 alone.
  Deposits increased to $576 million at June 30, 2015 from $422 million on June 30, 2014, representing growth of $154 million or 36%. At June 30, 2015, deposits attributable to the NBRS transaction totaled $129 million, well in excess of the $92 million in assets added from the NBRS transaction. Because of the additional funding provided, 83% of the total deposit growth was attributable to NBRS, with only 17% organic deposit growth needed to fund our organic asset growth. Demand deposits, which not only represent the lowest cost source of funding available to a bank, but also are most reflective of the core customer relationships targeted by the Bank, grew from $98 million at June 30, 2014 to $149 million at the end of the first half of 2015, representing growth in this highly coveted deposit category of $51 million or 52%.
  Given both earnings retention and the recent private placement, total capital increased to nearly $85 million at June 30, 2015 from $50 million at June 30, 2014, representing an increase of $35 million or 71%. Total common equity nearly doubled from $37 million at June 30, 2014 to $72 million at June 30, 2015.

Chairman and CEO Mary Ann Scully stated, “This is both an exciting and a rewarding time for the Bank and all its stakeholders. Our balance sheet growth - most especially our loan and demand deposit growth reflect the decisions made in the past around both organic and acquired growth; and that growth has flowed into significantly more meaningful as well as diversified revenue streams. At the same time that we begin to reap the harvest of past growth, we are very focused on the new growth set to come in the third quarter of this year with the anticipated legal closing on the merger with Patapsco Bancorp. The first half year consummation of NBRS integration activities as well as the focus on our future in Greater Baltimore has created some significant one-time expense increases - primarily systems integration, and merger related legal costs - while the people and system efficiencies associated with all the merger activities are only beginning to work their way through the income statement. However, the operational and capital framework that has been established, positions us well for even greater net income and EPS growth than are suggested in this release, as well as improved stock market structure and liquidity.”

For the first six months of 2015, the Company reported net interest income of $13.6 million compared to $9.3 million for the first six months of 2014, an increase of approximately $4.3 million or 47%. This was driven primarily by a $4.6 million, or 44%, increase in total interest income for the first six months of 2015 due to the growth in average loans. Given the overall growth in deposits and borrowing levels, the Company recorded an increase in total interest expense of $261 thousand or 24% for the first half of 2015 versus the same period in 2014. We were able to increase interest income by 47% while only increasing interest expense by 24%, largely due to our successful growth in noninterest bearing deposits.

In addition to the large growth in net interest income there was an even more dramatic increase in noninterest income for the first half of 2015 compared to the first half of 2014. Total noninterest income for the first half of 2015 was $5.8 million, which represents an increase of $3.1 million or 116% from the $2.7 million in the first half of 2014. Service charges on deposits increased by nearly $96 thousand or 31% for the first six months of 2015 versus the same period in 2014, due mostly to the growth in deposit balances and customers as well as the retail oriented deposit mix acquired with the 2014 NBRS transaction. Other transaction related fees increased by $218 thousand or 112% for the first six months of 2015 compared to the same period in 2014, given the increase in transaction related fees from our higher deposit base. By far, the largest increase in noninterest revenue was generated from our mortgage banking activities, which generated revenue from fees and gains on sales of mortgage loans totaling $4.8 million for the first half of 2015, compared to $2.0 million for the same period in 2014, representing a revenue increase of 127%.

Provision for credit losses was $785 thousand for the six months ended June 30, 2015 compared to $501 thousand for the same period in 2014. This increase is largely due to the continuing growth in our loan portfolio, as well as any specific amounts required from our ongoing monitoring of troubled credits.

Total noninterest expenses grew to $16.3 million for the first half of 2015 compared to $9.8 million for the first half of 2014, an increase of $6.5 million or 66%, of which $1.1 million is non-recurring. Approximately one-third of this increase was in the compensation category, which grew by $2.1 million or 37% when comparing the first six months of 2015 versus the same period in 2014. This increase resulted partially from the increase in the number of locations we operate as we expanded our markets further into Harford and Cecil Counties in Maryland, resulting from acquisitions in the second half of 2014. As we have grown our balance sheet and geographic footprint, we have also increased the infrastructure staffing to ensure appropriate support levels, risk oversight, information technology platforms, and human resource initiatives. In addition to the increased compensation costs, occupancy related costs increased by $823 thousand or 78%, primarily from the franchise growth previously discussed. We have altered the mix of owned versus leased locations to better manage this expense component and will continue to evaluate utilization and opportunities. In addition to the combined $2.9 million increase in compensation and occupancy expenses, other operating expense categories accounted for the remaining $3.6 million increase in expenses. Nearly $1.9 million of incremental expenses resulted from increases in marketing and business development, loan related expenses, and other general and administrative expenses, which are directly related to the increases in our loans, deposits, mortgage banking activities, and their related increase in revenues. Two other categories of expenses, professional fees and data processing expense, were impacted more by our acquisition related activities. Professional fees, which include legal and accounting costs, increased from $571 thousand for the first six months of 2014 to $1.2 million for the same period in 2015. Of this $600 thousand increase, nearly $500 thousand was related to our upcoming merger with Patapsco Bancorp, which is expected to close in the third quarter of 2015. Data processing expenses increased from $314 thousand for the first six months of 2014 to $1.2 million for the same period in 2015. Included in this nearly $900 thousand increase were approximately $600 thousand in data conversion related costs resulting from our integration of the records of NBRS into our own systems. Between these two categories, approximately $1.1 million in non-recurring and non-operational expenses were absorbed in the first half of 2015.

When comparing the second quarter of 2015 results to the same three month period of 2014, net income available to common shareholders increased to $760 thousand in the second quarter of 2015 from $705 thousand in the second quarter of 2014, and resulting earnings per share decreased to $0.16 for the second quarter of 2015 compared to $0.17 in the same quarter for 2014. Again, this quarter over quarter change is inclusive of large non-recurring expenses which reduced net results for the second quarter of 2015, as well as an increase in the average number of shares outstanding for the quarter. Additional details on 2015 year-to-date and quarterly results are provided in the financial table below.

With the increase in capital levels resulting from the recently closed private placement, the ratio of total equity to total assets was 11.33% at June 30, 2015, compared to 9.30% at June 30, 2014, and as shown on the table that follows, all of our regulatory capital ratios have increased and continue to significantly exceed those levels that categorize us as a well-capitalized bank.

Our asset quality measures continue to remain a major focus of attention for management and the Board of Directors. One of the Company’s primary measures of asset quality is the ratio of non-performing loans and other real estate owned (OREO) to total assets. This asset quality measure increased slightly to 1.28% at June 30, 2015, compared to 1.24% at March 31, 2015 and 0.82% at the end of June 2014. While OREO has been relatively unchanged, non-performing loans increased by $733 thousand during the second quarter of 2015, resulting from the addition of two credit relationships. When comparing June 30, 2015 to June 30, 2014, the increase also includes loans acquired in the FDIC assisted NBRS acquisition.

The statements in this press release regarding the expected timing of and growth expected from the pending merger with Patapsco Bancorp, and that we are positioned for greater net income and EPS growth than suggested in this press release, are forward-looking as that term is defined by the Private Securities Litigation Reform Act of 1995 or the Securities and Exchange Commission in its rules, regulations, and releases. The Company intends that such forward-looking statement be subject to the safe harbors created thereby. Such forward-looking statement is based on current expectations regarding important risk factors, including but not limited to receipt of any required stockholder approvals of the merger, the successful integration of the businesses of Howard real estate values, local and national economic conditions, and the impact of interest rates, as well as other risks and uncertainties, as described in Howard Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and Registration Statement on Form S-4, as amended, as filed with the Securities and Exchange Commission. Accordingly, actual results may differ from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that results expressed therein will be achieved. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Additional information is available at www.howardbank.com.

HOWARD BANCORP, INC.

	Six months ended		Three months ended
(in thousands, except per share data.)	June 30,		June 30	March 31	June 30
Operation Statement Data:	2015	2014	2015	2015	2014
Interest income	$14,910	$10,340	$7,484	$7,426	$5,397
Interest expense	1,344	1,083	685	659	568
Net interest income	13,566	9,257	6,799	6,767	4,829
Provision for credit losses	785	501	535	250	325
Noninterest income	5,787	2,682	3,438	2,349	2,059
Noninterest expense	16,274	9,842	8,439	7,835	5,349
Federal and state income tax expense	853	593	471	382	477
Net income	1,440	1,003	791	649	737
Preferred stock dividends	63	63	32	31	32
Net income available to common shareholders	$1,378	$940	$760	$618	$705

Per share data and shares outstanding:
Net income per common share, basic	$0.31	$0.23	$0.16	$0.15	$0.17
Book value per common share at period end	$11.33	$9.06	$11.33	$11.53	$9.06
Tangible book value per common share at period end	$11.14	$8.99	$11.14	$11.21	$8.99
Average common shares outstanding	4,504,520	4,051,388	4,859,389	4,112,379	4,056,174
Shares outstanding at period end	6,358,788	4,090,402	6,358,788	4,147,633	4,090,402

Financial Condition data:
Total assets	$746,881	$533,535	$746,881	$710,480	$533,535
Loans receivable (gross)	582,702	433,336	582,702	570,437	433,336
Allowance for credit losses	(4,199)	(3,053)	(4,199)	(3,839)	(3,053)
Other interest-earning assets	126,288	68,261	126,288	58,947	68,261
Total deposits	575,716	422,335	575,716	580,655	422,335
Borrowings	79,525	60,116	79,525	60,532	60,116
Total stockholders’ equity	84,627	49,629	84,627	60,384	49,629
Common equity	72,065	37,067	72,065	47,822	37,067

Average assets	$699,114	$503,236	$707,289	$690,836	$510,152
Average stockholders' equity	62,998	48,980	67,270	58,678	49,148
Average common stockholders' equity	50,436	36,418	54,708	46,116	36,586

Selected performance ratios:
Return on average assets	0.42%	0.40%	0.45%	0.38%	0.58
Return on average common equity	5.76%	5.55%	5.80%	5.71%	8.08
Net interest margin(1)	4.13%	3.96%	4.06%	4.19%	4.05
Efficiency ratio(2)	84.09%	82.44%	82.44%	85.95%	77.66

Asset quality ratios:
Nonperforming loans to gross loans	1.21%	0.46%	1.21%	1.11%	0.46
Allowance for credit losses to loans	0.72%	0.70%	0.72%	0.67%	0.70
Allowance for credit losses to nonperforming loans	59.52%	151.74%	59.52%	60.73%	151.74
Nonperforming assets to loans and other real estate	1.63%	1.01%	1.63%	1.53%	1.01
Nonperforming assets to total assets	1.28%	0.82%	1.28%	1.24%	0.82

Capital ratios:
Leverage ratio	11.90%	9.65%	11.90%	8.66%	9.65
Tier I risk-based capital ratio	13.16%	10.67%	13.16%	9.86%	10.67
Total risk-based capital ratio	13.82%	11.33%	13.82%	10.49%	11.33
Average equity to average assets	9.01%	9.73%	9.51%	8.49%	9.63

(1)	Net interest margin is net interest income divided by average earning assets.
(2)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

CONTACT:
Howard Bancorp, Inc.
George C. Coffman
Chief Financial Officer
410-750-0020